February 8, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kristi Marrone and Jennifer Monick

Re:                Sutherland Asset Management Corporation

Form 10-K for the year ended December 31, 2017

Filed March 16, 2018

File No. 001-35808

Dear Mses. Marrone and Monick:

This letter is being submitted in response to the comment letter dated February 6, 2019 (the “Comment Letter”) addressed to Frederick Herbst, Chief Finance Officer of Ready Capital Corporation (formerly named Sutherland Asset Management Corporation) (the “Company”) relating to the Company’s Form 10-K for the year ended December 31, 2017 (the “Form 10-K”). For your convenience, each comment is repeated below, followed by the Company’s response.

Form 10-K for the year ended December 31, 2017

Consolidated Statements of Income, page 115

1.              We note your response to comment 3. We continue to be unclear how you determined that the current presentation of “gains on residential mortgage banking activities, net of variable loan expenses” is compliant with Rule 9-04 of Regulation S-X. Please specifically address the following:

• Explain to us why realized and unrealized gains and losses on residential mortgage loans and unrealized gains (loss) on IRLCs and other derivatives are characterized as non-interest income while realized and unrealized gains on other financial instruments are presented below total non-interest expense. Additionally, tell us why a $4 million unrealized loss and a $6.9 million unrealized gain on residential mortgage banking financial instruments were recorded in 2017 and 2016, respectively, in “Net unrealized gain on financial instruments” rather than with the other residential mortgage banking gains and losses recorded within non-interest income. Within your response, please reference the authoritative literature management relied upon.

• Cite specific authoritative literature to support your position that loan origination fee income on loans carried at fair value should not be classified as interest income in accordance with Rule 9-04.1 of Regulation S-X. We note that origination fees on loans carried at fair value are not deferred and amortized like the origination fees on loans held for investment. However, please clarify for us how you determined that the timing of revenue recognition would impact the characterization of recognized fees on the statements of income.

• Cite specific authoritative literature to support your policy of presenting “correspondent fees and other direct loan expenses, including the provision for loan indemnification” as a reduction of the related income rather than as an expense.

Response: We respectfully advise the Staff that we believe our Exchange Act periodic reports currently provide investors with all pertinent information regarding our gains on residential mortgage banking activities and the material components of these amounts. In response to your revised comment regarding compliance with Rule 9-04 of Regulation S-X:

•                  We have included realized and unrealized gains and losses of residential mortgage loans held for sale, at fair value and unrealized gains (loss) on IRLCs and other derivatives within non-interest income rather than with realized and unrealized gains below non-interest expense, as we view the income generated on these loans to be revenue, rather than incidental gains. Pursuant to CON 6, Elements of Financial Statements, “Revenues are inflows or other enhancements of assets of an entity or settlements of its liabilities (or a combination of both) from delivering or producing goods, rendering services, or other activities that constitute the entity’s ongoing major or central operations”, while gains are defined as “increases in equity from peripheral or incidental transactions of an entity and from all other transactions and other events and circumstances affecting the entity except those that result from revenues or investments by owners.” We believe that the income generated on our residential agency mortgage loans, including price risk related to changes in the fair value of IRLCs and mortgage loans held for sale not committed to investors, represent activities that constitute the segment’s primary operations (revenue), rather than gains, which are defined as increases in equity from peripheral transactions.

In future filings, commencing with the Company’s Form 10-K for the year ended December 31, 2018, the Company proposes to revise our Consolidated Statements of Income presentation to include “Residential mortgage banking activities” associated with our residential mortgage banking business, as a separate line within “Non-interest income”. Refer to bullet number three below for proposed, revised tabular presentation.

Additionally, as noted in the Staff’s revised comment, the Company included a $4 million unrealized loss and a $6.9 million unrealized gain on residential mortgage banking financial instruments within “Net unrealized gain on financial instruments”. The Company respectfully notes that these amounts relate exclusively to periodic changes in fair value on the Company’s residential mortgage servicing rights, which are accounted for under the fair value option pursuant to ASC 825, Financial Instruments. While these amounts pertain to the residential mortgage banking segment, we view these gains to be peripheral and not revenue generated by its primary activities.

•                  The Company’s residential agency mortgage lending business is focused on originating Agency-conforming residential mortgages primarily through our direct, wholesale, and correspondent channels. Loans are typically sold within 30 days after origination into a liquid market on a servicing retained basis. Our residential agency mortgage loans are held-for-sale, at fair value, on the Company’s Consolidated Balance Sheet. Although the guidance within Rule 9-04.1 of Regulation S-X, requires a separate category for Interest and fees on loans (including origination fees), we note that ASC 310-20-15-3C, Nonrefundable fees and other costs, states that, “The guidance in this Subtopic does not apply to the following transactions…… c) Nonrefundable fees and costs associated with originating or acquiring loans that are carried at fair value if the changes in fair value are included in earnings of a business entity.” We have concluded that these loans fit squarely within the above exception in the ASC 310 guidance since they are carried at fair value and will be typically be sold within 30 days.

We consider the substance and business use of these loans to be different from our other categories of loans that are held-for-investment, where, under ASC 310-10, the Company defers origination fees and costs at origination and amortizes them under the effective interest method over the life of the loan pursuant to ASC 835, Interest. The origination fees on these residential agency loans represent part of the margin on the sale of the originated loan, rather than interest earned over a specified period of time for holding the asset and, in our view, should be characterized differently. For example, during the year ended December 31, 2017, we recognized interest income of $4.0 million, or 2.9% of the total interest income recognized by the Company. The $4.0 million of interest income was recognized based upon the principal amount outstanding and contractual rates for the approximate 30 day period in which the loans are on the Company’s balance sheet, but prior to sale. During the year ended December 31, 2017, we incurred interest expense of $3.1 million on these loans, which represents the borrowing costs incurred for warehousing these loans prior to their sale. In the event we were to recognize loan origination fees on these loans as an effective yield adjustment, we believe this would artificially inflate and distort the net interest margin for this loan portfolio, since these loan origination fees do not represent interest earned over a specified period of time for holding the asset, but represent revenue associated with the sale of the loan.

•                  We acknowledge the Staff’s comment in regards to the characterization of correspondent fees and other direct loan expenses, including the provision for loan indemnification as a reduction of non-interest income rather than as non-interest expense. Our initial concerns with classifying correspondent fees and other direct loan expenses in an alternate manner were that these amounts would distort the income statement presentation as it relates to our other operating segments and reduce the overall comparability to our competitors in the small business commercial loan origination and acquisition business, which unlike us do not also operate in the residential agency loan origination business.

In order to address the Staff’s comment, the Company proposes the following:

In future filings, commencing with the Company’s Form 10-K for the year ended December 31, 2018, the Company will revise its Consolidated Statements of Income presentation to include “correspondent fees and other direct loan expenses, including the provision for loan indemnification” associated with our residential mortgage banking business, within the “Non-interest expense” category under the caption “Variable expenses on residential mortgage banking activities”:

	For the Year Ended December 31,
(In Thousands, except share data)	2017	2016	2015
Interest income	$138,305	$137,023	$148,955
Interest expense	(74,646)	(57,772)	(47,806)
Net interest income before provision for loan losses	$63,659	$79,251	$101,149
Provision for loan losses	(2,363)	(7,819)	(19,643)
Net interest income after provision for loan losses	$61,296	$71,432	$81,506
Non-interest income
Residential mortgage banking activities	$83,437	$7,630	$—
Net realized gain on financial instruments	19,329	6,914	181
Net unrealized gain on financial instruments	7,000	17,937	5,732
Other income	8,458	9,161	14,431
Servicing income, net of amortization and impairment of $6,020, $7,732 and $10,499	22,994	8,658	5,133
Gain on bargain purchase	—	15,218	—
Total non-interest income	$141,218	$65,518	$25,477
Non-interest expense
Employee compensation and benefits	$(55,039)	$(24,827)	$(18,949)
Allocated employee compensation and benefits from related party	(3,843)	(3,668)	(3,323)
Variable expenses on residential mortgage banking activities	(41,737)	(597)	—
Professional fees	(8,921)	(13,420)	(6,954)
Management fees — related party	(8,059)	(7,432)	(7,260)
Incentive fees — related party	—	—	(965)
Loan servicing expense	(10,323)	(4,611)	(4,347)
Other operating expenses	(26,939)	(17,180)	(11,954)
Total non-interest expense	$(154,861)	$(71,735)	$(53,752)
Income from continuing operations before provision for income taxes	$47,653	$65,215	$53,231
Provision for income taxes	(1,839)	(9,651)	(7,810)
Net income from continuing operations	$45,814	$55,564	$45,421
Discontinued operations
Loss from discontinued operations (including loss on disposal of $2,695 in 2016)	$—	$(3,538)	$(5,103)
Income tax benefit	—	1,380	4,450
Loss from discontinued operations	$—	$(2,158)	$(653)
Net income	$45,814	$53,406	$44,768
Less: Net income attributable to non-controlling interest	2,524	4,237	4,385
Net income attributable to Sutherland Asset Management Corporation	$43,290	$49,169	$40,383

We believe this achieves both the level of transparency and comparability that is most useful to our investors, whilst more clearly conforming with the guidance set forth in Rule 9-04 of Regulation S-X.

If deemed to be appropriate, the Company will provide this presentation in its future Form 10-K and 10-Q filings.

If you have any questions or comments regarding this response, please call the undersigned at (212) 257-4607. Thank you for your attention to this matter.

Very truly yours,

/s/ Frederick Herbst
Frederick Herbst
Chief Financial Officer